SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Reports Strong Start to 2012 with Q1 Revenues of $30 Million and Net Income of $4.2 Million, an Increase of 35% Year over Year

PRESS RELEASE

Magic Reports Strong Start to 2012 with Q1 Revenues of $30 Million and Net Income of $4.2 Million, an Increase of 35% Year over Year

Company Reports Double-digit Overall Growth for the Tenth Consecutive Quarter

Or Yehuda, Israel, May 7, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the first quarter of 2012.

Financial Highlights for the First Quarter, 2012

•	First quarter revenues increased 18% to $30.0 million, compared to $25.5 million in the same period last year.

•	Non-GAAP operating income increased 62% to $4.7 million, compared to $2.9 million in the same period last year. Operating income for the first quarter increased 35% to $4.2 million, compared to $3.1 million in the same period last year.

•	Non-GAAP net income increased 60% to $4.6 million, compared to $2.9 million in the same period last year. Net income for the first quarter increased 35% to $4.2 million compared to $3.1 million in the same period last year.

•	Operating cash flow for the quarter amounted to $9.7 million.

•	Total cash, cash equivalents and short-term investments as of March 31, 2012, amounted to $40.5 million.

Results

•	For the first quarter ended March 31, 2012, total revenues were $30.0 million, with net income of $4.2 million, or $0.11 per fully diluted share. This compares with revenues of $25.5 million and net income of $3.1 million, or $0.08 per fully diluted share for the same period last year.

•	For the first quarter of 2012, operating income was $4.2 million. This compares to operating income of $3.1 million for the same period a year ago.

Comments of Management

Commenting on the results, Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said: “I am pleased to report that in the first quarter of 2012, Magic continued its success from 2011, with double-digit growth and very strong performance across the board in all our regional centers of activity. These results reflect continued high demand in the market for our products and professional services. Moving forward, we plan to build on this success by further enhancing our product offerings, in particular our enterprise mobile and cloud-based technology. In May 2012, we will extend our mobile offering to include support for the iOS and Android mobile platforms for smartphones and tablets."

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets
•	In-process research and development capitalization and amortization and
•	Equity-based compensation expense

Magic’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company’s financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic’s results of operations in conjunction with the corresponding GAAP measures. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Except for any historical information contained herein, the matters discussed in this press release include forward-looking statements that might involve a number of risks and uncertainties. Actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2012	2011
	Unaudited
Revenues	30,042	25,488
Cost of Revenues	16,917	15,156
Gross profit	13,125	10,332
Research and development, net	906	366
Selling, marketing and general and
administrative expenses	7,994	6,835
Total operating costs and expenses	8,900	7,201
Operating income	4,225	3,131
Financial income, net	36	102
Other income, net	-	11
Income before taxes on income	4,261	3,244
Taxes on income	44	43
Net income	4,217	3,201
Net income attributable to non-controlling interests	(6)	(88)
Net income attributable to Magic Shareholders	4,211	3,113

Net earnings per share attributable to
Magic :
Basic	0.12	0.09
Diluted	0.11	0.08

Weighted average number of shares used in
computing net earnings per share attributable to
Magic:

Basic	36,413	36,085

Diluted	37,170	37,074

MAGIC SOFTWARE ENTERPRISES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP
STATEMENTS OF INCOME FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2012	2011
	Unaudited

GAAP operating income	4,225	3,131
Amortization of capitalized software and other
intangible assets	1,422	883
Capitalization of software development	(1,122)	(1,289)
Stock-based compensation	154	164
Total adjustments to GAAP	454	(242)
Non-GAAP operating income	4,679	2,889

GAAP Net income attributable
to Magic Shareholders	4,211	3,113
Total adjustments to GAAP as above	360	(242)
Non-GAAP net income	4,571	2,871

Non-GAAP basic net earnings per share
attributable to Magic	0.13	0.08
Weighted average number of shares used in
computing basic net earnings per share	36,413	36,085

Non-GAAP diluted net earnings per share
attributable to Magic	0.12	0.08
Weighted average number of shares used in
computing diluted net earnings per share	37,301	37,173

MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
	March 31,	December 31,
	2012	2011
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	38,778	28,711
Short-term bank deposits	414	2,170
Available-for-sale marketable securities	1,285	1,241
Trade receivables, net	25,644	24,946
Other accounts receivable and prepaid expenses	4,610	6,401
Total current assets	70,731	63,469

LONG-TERM RECEIVABLES:
Severance pay fund	344	351
Other long-term receivables	4,027	3,824
Total other long-term receivables	4,371	4,175

PROPERTY AND EQUIPMENT, NET	1,972	2,029
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	65,953	66,512

TOTAL ASSETS	143,027	136,185

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities
of long term loans	4	4
Trade payables	3,996	3,545
Accrued expenses and other accounts payable	14,643	16,797
Deferred tax liability	2,280	2,359
Deferred revenues	10,480	5,092
Total current liabilities	31,403	27,797

NON-CURRENT LIABILITIES:
Long-term loans	8	9
Deferred tax Liabilities	281	296
Liability due to acquisition activities	-	1,350
Accrued severance pay	1,091	1,087
Total non-current liabilities	1,380	2,742

EQUITY
Magic Shareholders' equity	109,748	105,156
Non-controlling interests	496	490
Total equity	110,244	105,646

TOTAL LIABILITIES AND EQUITY	143,027	136,185

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2012	Magic Software Enterprises Ltd

	By:	/s/ Amit Birk
Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Magic Reports Strong Start to 2012 with Q1 Revenues of $30 Million and Net Income of $4.2 Million, an Increase of 35% Year over Year